UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File No. 001-42797

BULLISH

10A Building A, 60 Nexus Way, Camana Bay,
George Town, Grand Cayman, Cayman Islands, KY1-9005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Bullish dated September 17, 2025 titled “Bullish secures New York BitLicense from the NYDFS, paving way for U.S. launch”.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Bullish dated September 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULLISH

Date: September 17, 2025	By:	/s/ Thomas W. Farley
Thomas W. Farley
Chief Executive Officer